May 7, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Mail Stop 4561

Attn:  Ms. Barbara C. Jacobs, Assistant Director

Re:	Smurfit-Stone Container Enterprises, Inc.
Registration Statement on Form S-4
Originally Filed on March 28, 2007
File No. 333-141630

Ladies and Gentlemen:

Smurfit-Stone Container Enterprises, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4, SEC File No. 333-141630, as amended, to 1:00 p.m., Eastern time, on Tuesday, May 8, 2007, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David W. Braswell or Nick H. Varsam of Armstrong Teasdale LLP, special counsel to the Company, at (314) 621-5070, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Craig A. Hunt
Craig A. Hunt
Senior Vice President, Secretary and
General Counsel

cc:                                 David W. Braswell, Esq.
Nick H. Varsam, Esq.